Via Email

July 1, 2022

Cannell Capital LLC
Attn: Nichole Rousseau-McAllister
Email: nrm@cannellcap.com

Re: Cannell Proposed Board Candidates

Dear Ms. Rousseau-McAllister:

As you know, Cannell Capital LLC ("Cannell") has proposed, through various communications, that EMCORE Corporation ("EMCORE") make certain changes to the composition of its Board of Directors (the "Board"), and in connection therewith, Cannell has proposed three individuals for potential appointment to the Board, Mr. Ralph Faison, Mr. Charles Gillman and Mr. Don Carlos Bell III. As you also know, Mr. Bell communicated to EMCORE on May 16, 2022 that he was no longer interested in potentially joining the Board. In response to these communications from Cannell, and consistent with our Board Chairman's communication to Cannell on April 17, 2022, EMCORE's Nominating and Corporate Governance Committee (the "Nominating Committee") held a meeting (which was also attended by the other members of the Board who are not members of the Nominating Committee) on June 9, 2022 to consider the potential appointment of Mr. Faison and Mr. Gillman to the Board. The Board then held an additional meeting on June 29, 2022 to further discuss the potential appointment to the Board of Mr. Faison and Mr. Gillman.

After consideration of the potential appointment to the Board of Mr. Faison and Mr. Gillman, including taking into account the fact that EMCORE recently completed its annual meeting of stockholders whereby each current director was re-elected by a substantial majority of the votes cast, the Board determined not to proceed with the appointment of either Mr. Faison or Mr. Gillman to the Board at this time.

EMCORE values the perspective of its stockholders and welcomes their input. Should you have any questions regarding this matter, please feel free to contact me at ryan_hochgesang@emcore.com or 626-293-3639.

Sincerely,

Ryan Hochgesang
VP, General Counsel and Corporate Secretary